SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of June, 2007
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                        Commission File Number 001-13908
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                               INVESCO PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  Close period share repurchase programme
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London, June 29 2007 - INVESCO (NYSE: IVZ) Further to the announcement on June
14th 2007 in relation to the stock repurchase program, INVESCO PLC announces that it has commenced an irrevocable, non-discretionary program to purchase shares on its own behalf, for putting into treasury, during its close period. The programme commences on Tuesday July 3rd, 2007 and runs up to and including Noon on Thursday August 2nd, 2007.

Any acquisitions will be effected within certain pre-set parameters, and in accordance with both INVESCO PLC's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires the minimum price paid to be limited to no more than 105 per cent of the average middle market closing price of INVESCO PLC shares for the 5 dealing days preceding the date of purchase. INVESCO PLC confirms that it currently has no unpublished price sensitive information.
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INVESCO PLC is one of the world's largest independent investment management organizations dedicated to helping people worldwide build their financial security. Operating principally through the AIM, AIM Trimark, Atlantic Trust, INVESCO, Invesco Perpetual, PowerShares and WL Ross & Co. brands, INVESCO PLC strives to deliver outstanding performance and service across a comprehensive array of investment products for individuals and institutions around the world. For more information go to www.invesco.com.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                INVESCO PLC
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                                                (Registrant)



Date  29 June, 2007                   By   /s/  Michael S. Perman
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                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary